EXHIBIT 12
INTERNATIONAL LEASE FINANCE CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 AND 2003
(Dollars in thousands)
(Unaudited)

	Restated	Restated
	2004	2003
	(Unaudited)
Earnings:
Net Income	$375,232	$335,581
Add:
Provision for income taxes	176,125	160,316
Fixed charges	732,510	717,236
Less:
Capitalized interest	(35,282)	(36,159)

Earnings as adjusted (A)	$1,248,585	$1,176,974

Preferred dividend requirements	$2,861	$3,891
Ratio of income before provision for income taxes to net income	147%	148%

Preferred dividend factor on pretax basis	$4,206	$5,759

Fixed Charges:
Interest expense	697,228	671,131
Capitalized interest	35,282	36,159
Interest factor of rents	—	9,946

Fixed charges as adjusted (B)	732,510	717,236

Fixed charges and preferred stock dividends (C)	$736,716	$722,995

Ratio of earnings to fixed charges
(A) divided by (B)	1.70x	1.64x

Ratio of earnings to fixed charges and preferred stock dividends
(A) divided by (C)	1.69x	1.63x